JASON HOBSON

CEO at Advancing Eco Agriculture Bloomington, Indiana, United States

Summary

Jason Hobson is Chief Executive Officer and leads company strategy and the AEA team with strong data analysis, management, and farming expertise. Jason has been with AEA since 2011.

Experience

Advancing Eco Agriculture

12 years 10 months

CEO

April 2016 - Present (7 years 6 months) Middlefield, OH

Vice President of Special Projects

March 2014 - April 2016 (2 years 2 months) Bloomington, Indiana

Staff Consultant

December 2010 - March 2014 (3 years 4 months)

Education

Indiana University Bloomington

Bachelor of Arts (B.A.), Religion/Religious Studies · (1995 - 1998)

Center Grove High School

· (1991 - 1994)